UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of May 26, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

1.	The subsection titled “Extension of the Offer” Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph of the subsection titled “Extension of the Offer”:

“On August 10, 2015, Purchaser and the Company received written confirmation from CFIUS (as defined in the Offer to Purchase) that it has completed its review and that there are no unresolved national security concerns with respect to the transactions contemplated by the Investment Agreement and the Merger Agreement. As a result, the CFIUS Clearance Condition (as defined in the Offer to Purchase) has been satisfied.”

Item 9. Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(5)(J)	Press Release of GrafTech International Ltd., dated August 11, 2015 (incorporated by reference to Exhibit 99.1 to GrafTech International Ltd.’s 8-K filed on August 11, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: August 11, 2015